

January 17, 2014

Via E-mail
William Jensen
Chief Executive Officer
Intrawest Resorts Holdings, Inc.
1621 18th Street, Suite 300
Denver, CO 80202

>   **Re: Intrawest Resorts Holdings, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed January 10, 2013**
>   **File No. 333-192252**

Dear Mr. Jensen:

We have reviewed your responses to the comments in our letter dated December 31, 2013 and have the following additional comments.

Our Business, page 1

1.   We note your response to our prior comment 8. Please revise your statement on page 2 that "[yo]ur resorts also receive more snowfall than the applicable regional average" to clearly state that you do not have data against which to compare Blue Mountain Ski Resort and to clarify that you compare the snowfall in Mont Tremblant to a U.S. region even though it is in Canada.

Our Principal Stockholders, page 11

2.   Please revise the last sentence to also include a cross reference to the "Designation and Election of Directors" discussion on page 106. Please also revise the risk factor "If the ownership of our common stock continues to be highly concentrated" on page 30 to include this cross reference.

Exhibit Index

3.   We note your response to our prior comment 20. Please file the legality opinion from Skadden, Arps, Slate, Meagher & Flom LLP so that we have adequate time to review it prior to effectiveness. Please note that we may have comments upon reviewing the opinion.

You may contact Kristin Shifflett (202) 551-3381 or Amy Geddes at (202) 551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

cc: <u>Via E-mail</u>
       Gregory A. Fernicola, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP